GROWTH CAPITAL MASTER PORTFOLIO, LLC; GROWTH CAPITAL PORTFOLIO, LLC; AND GROWTH CAPITAL TEI PORTFOLIO, LLC

(collectively, the “Portfolios”)

The following are the resolutions unanimously adopted by the members of the Board of Directors of the Funds (including those who are not “interested persons” of the Funds as defined in the 1940 Act) at a meeting held on the 23rd day of June 2009:

RESOLVED, that the form and amount of the joint fidelity bond discussed at this meeting (“Fidelity Bond”) for the period July 1, 2009 to July 1, 2010, issued by ICI Mutual be, and it hereby is, approved on behalf of each of the Portfolios, after consideration of all factors deemed relevant by the Board, including, but not limited to, the expected value of the assets of each Portfolio, the type and terms of the arrangements made for the custody and safekeeping of assets of each Portfolio, and the nature of the securities in the Portfolio’s portfolio; and

FURTHER RESOLED, that the filing of an application to obtain the Fidelity Bond, as discussed at this Board meeting be, and it hereby is, authorized and approved in all respects; and

FURTHER RESOLED, that the Board hereby approves the payment by each Portfolio of the premium for coverage under the Fidelity Bond, in the amount described at this meeting, having considered all relevant factors, including, but not limited to, the number of other parties named as insureds under the Fidelity Bond, the nature of the business activities of such other parties, the amount and premium of the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Portfolio is less than the premium the Portfolio would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLED, that the appropriate officers of the Portfolios each are hereby authorized and directed to (i) retain the Fidelity Bond on behalf of the Portfolios; (ii) cause each Portfolio to pay its ratable allocation of the annual premium payable with respect to the Fidelity Bond and (iii) enter into and execute, on behalf of the Portfolio, an agreement reflecting the provisions of the Fidelity Bond and relating to the sharing of premiums and division of proceeds in the event of a joint fidelity loss, as required by Rule 17g-1(f) under the 1940 Act; and

FURTHER RESOLED, that the appropriate officers of the Portfolios each are hereby authorized to make filings with the Securities and Exchange Commission, in consultation with Counsel, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

FURTHER RESOLED, that the appropriate officers of the Portfolios each are hereby authorized and directed to amend the Fidelity Bond, in consultation with Counsel, and to execute such other documents as he or she may deem necessary or appropriate to affect the intent of the foregoing resolutions.